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                              THE ANDERSONS, INC.
                           _________________________

                                   PROSPECTUS
                           _________________________

                      $5,000,000 7.7 % Ten-Year Debentures
                     $5,000,000 7.0 % Five-Year Debentures

            SUBJECT TO A $1,000 MINIMUM PRINCIPAL AMOUNT REQUIREMENT

       Interest will be payable to the registered holder annually on each anniversary of the original issue date of a Debenture. Interest will begin to accrue at the original issue date of a Debenture, which is the first day of the month following the month in which payment for the Debenture is received by The Andersons, Inc. The Debenture may be redeemed in whole or in part, without premium, at any time upon payment of principal and accrued interest. No sinking fund will be provided for the Debentures which will be unsecured obligations of the Company. Except for the rate of interest and years to maturity, the terms and conditions of the Debentures are identical. See "Description of Debentures."

       The Debentures will not be listed on any national securities exchange. The Company does not expect an over-the-counter market to develop for the Debentures.

       Investors should carefully consider the factors set forth under the caption "Certain Risk Factors," beginning on page 4 hereof.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                              ____________________

                                 Underwriting
                   Price to       Discounts     Proceeds to Company(1)
                    Public     and Commissions   Maximum     Minimum
  Per Debenture      100%            None          100%       None
  Total          $10,000,000         None      $10,000,000    None
  ____________
  (1) Before deduction of expenses payable by the Company, estimated at $29,030.

     The Debentures are offered on a continuous basis direct by the Company and no minimum principal amount of Debentures will be required for the offering to become effective. No commissions or remuneration will be paid for any selling activities hereunder. Subscriptions or inquiries should be directed to the principal administrative offices of The Andersons, Inc., as follows:

                              THE ANDERSONS, INC.
                              Assistant Treasurer
                             480 West Dussel Drive
                               Maumee, Ohio 43537
                                 (419) 893-5050

                The date of this Prospectus is September 29, 1997

                               TABLE OF CONTENTS

Available Information                                              2
Incorporation of Certain Information by Reference                  3
Prospectus Summary                                                 4
Certain Risk Factors                                               5
Use of Proceeds                                                    8
Capitalization                                                     9
Legal Matters                                                      9
Description of Debentures                                         10
Plan of Distribution                                              12
Legal Matters                                                     12
Experts                                                           12

                        AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company is required to file reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by the Company as well as the Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC at 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500
W. Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the company, that file electronically with the SEC (site address http://www.sec.gov).

     This Prospectus constitutes part of a registration statement on Form S-2 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the 1933 Act, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Debentures, reference is made to the Registration Statement. This Prospectus incorporates certain information by reference to the Company's current Annual Report on Form 10-K, Annual Report to Shareholders and most recent Quarterly Report on Form 10-Q, which will be delivered with each Prospectus. Prospective investors should refer to such documents for a complete description of the Company's business, results of operations and financial condition, as well as other information highly relevant to an investment in the securities offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be, deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the company with the Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the Year ended December 31, 1996 and The Andersons, Inc., 1996 Annual Report to Shareholders; (ii) the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997; and (iv) the Company's Current Report on Form 8-K dated March 21, 1997.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537, Attention: Assistant Corporate Treasurer
(Telephone Number (419)891-6415).

                               PROSPECTUS SUMMARY

     The following is a summary only and should be read in light of the more detailed financial and other information incorporated by reference into this prospectus. The Company's current Annual Report on Form 10-K, Annual Report to Shareholders and most recent Quarterly Report on Form 10-Q will be delivered with each Prospectus. Except as otherwise indicated, all financial information is presented on the basis of generally accepted accounting principles. Prospective investors are urged to read this Prospectus, and the documents incorporated by reference herein, in its entirety. See "Certain Risk Factors" for a discussion of certain factors that should be considered by prospective investors in the Debentures offered hereby.

          This Prospectus and all documents incorporated by reference contain various "forward-looking statements" that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following factors could cause actual results to differ materially from historical results or those anticipated: weather; supply and demand of commodities including grains, fertilizer and other basic raw materials; market prices for grains and the potential for increased margin requirements; regulatory agency review of grain contracts; grain contract default litigation; competition; economic conditions and competition in its retail stores' markets; interest rates; and income taxes.

                                  THE COMPANY

  The Andersons, Inc. (the "Company") is a diversified company operating in three segments. The Agriculture Group engages in grain merchandising, the operation of terminal grain elevator facilities, distribution of agricultural fertilizer and the operation of retail farm centers. The Retail Group operates six stores and a distribution center. The Processing and Manufacturing Group includes production and distribution of lawn fertilizer and corn cob products, railcar leasing and repair, as well as several smaller businesses. Together with its predecessor partnerships ("The Andersons"), the Company has been in existence since 1947 and has offered debentures under similar terms to this offering for many years. The principal administrative offices of the Company are located at 480 West Dussel Drive, Maumee, Ohio 43537. The general telephone number is (419) 893-5050.

                                  THE OFFERING

Securities           $5,000,000 principal amount 7.7 % Ten-Year Debentures.
                     $5,000,000 principal amount 7.0 % Five-Year Debentures.
                     Offered directly by the Company.  Subject to a $1,000
                        minimum principal amount requirement.
Redemption           Redeemable at maturity or at the option of the Company for principal plus accrued interest.
Use of Proceeds      Payment of current maturities of long-term debt, add to
                        working capital and general corporate purposes.

           RATIO OF EARNINGS TO FIXED CHARGES AND SUMMARY FINANCIAL INFORMATION
                             (In thousands, except for ratio)
                              Six Months
                            Ended June 30            Year Ended December 31
                           1997      1996      1996        1995       1994      1993      1992
Operating Results
  Total sales and
     revenue            $436,955  $601,942  $1,154,956  $1,097,730  $971,638  $800,345  $771,380
  Gross Profit            70,200    81,712     159,231     153,554   149,364   130,253   117,423
  Operating,
     Administrative
     and General
     Expense              65,505    66,847     133,637     129,210   125,472   112,768   100,956
  Interest Expense         4,412     9,162      13,703      14,019     8,395     6,168     6,325
  Income from
     continuing
     operations (a)          177     2,649       6,406       6,273     9,285     6,986     6,284
  Ratio of earnings
     to fixed charges       1.05      1.55        1.77        1.63      2.45      2.29      2.14
Balance Sheet Data
  Total assets           278,955   361,898     346,591     455,518   344,809   360,586   259,294
  Working capital         57,025    62,510      61,649      58,897    57,623    47,795    40,940
  Long-term debt          68,419    71,074      68,568      74,139    71,217    52,259    46,077
  Owners' equity          71,262    70,130      73,249      67,260    64,870    56,256    51,970

(a) Includes pro forma income taxes of $3.9 million, $5.9 million, $4.1 million and $3.8 million for 1995, 1994, 1993, and 1992, respectively.
Income taxes for 1996 includes a charge of $812 thousand to establish deferred income taxes on the assets and liabilities of The Andersons (predecessor partnership). See Note 1 to the consolidated financial statements of the Company.

                              CERTAIN RISK FACTORS

   Prospective purchasers should consider carefully, in addition to the other information contained in this Prospectus, the following factors before purchasing the Debentures offered hereby.

Seasonality; Weather Conditions

  The Company operates in three primary segments; Agriculture, Retail and the Processing and Manufacturing Group. The Agriculture Group's success is highly dependent on the weather in the eastern corn belt (Ohio, Michigan, Indiana and Illinois), primarily during the spring planting season through the summer (wheat) and fall (corn and soybean) harvests. The Group is a merchandiser of grain and a supplier of agricultural inputs and services.

  The Retail Group's business is also seasonal with a majority of sales generated in the second and fourth quarters. The Processing and Manufacturing Group's lawn fertilizer division, which manufactures and distributes lawn fertilizer for home and professional use, is also seasonal with the majority of its sales occurring in the first and second quarter. Poor weather conditions during the spring adversely affect consumer purchases of do-it-yourself lawn care products.

Agribusiness Industry

  The Company hedges its grain inventories and contracts in order to limit its exposure to changing prices. This hedging program includes the use of derivative commodity contracts on the Chicago Board of Trade and requires the Company to maintain significant short-term lines of credit with several banks.

  Unfavorable weather conditions, as well as other forces affecting the supply and demand of grain, expose the Company to liquidity pressures due to rapidly rising futures market prices. This occurred in 1995 and 1996 and the Company responded by implementing additional monitoring mechanisms over its hedging programs, limiting its purchasing programs, implementing measures to limit margin requirements and arranging for additional lines of credit. Although the futures market has returned to more normal price levels, the Company continues to monitor market prices and margin requirements and is prepared to take steps to limit margin requirements if necessary.

Government Policy

  The agribusiness industry is affected from time to time by government agricultural policies. Government-sponsored price supports and acreage set-aside programs are two examples of policies that may affect the Company's business. There can be no assurance that government policies will not change from time to time in a manner adverse to the Company's business.

  In addition, several of the Company's business activities are subject to stringent U.S. environmental regulations. The Company is also involved in the manufacture, handling, transportation, storage and disposal of materials that are or may be classified as hazardous by applicable laws and regulations. While the Company endeavors to comply in all material respects with applicable environmental, safety and health regulations, there can be no assurance that existing environmental regulations will not be revised or that new regulations will not be adopted or become applicable that may have a material adverse effect on the Company's business or financial condition.

Grain Purchase Contracts

  The Company's grain purchasing program relies on forward purchase contracts with producers to generate a significant percentage of the bushels it handles. Forward purchase contracts take many forms and include hybrid cash contracts (commonly referred to as "Hedged To-Arrive" or "HTA" contracts). These contracts were developed by grain elevators and merchants in response to perceived interest by producers in more pricing flexibility and risk management tools. With the price escalation that occurred in the commodity markets, most cash contracts held by producers in 1996 were negatively affected. Hybrid cash contracts, while only a subset of forward purchase contracts used by the Company and the industry as a whole, have recently received publicity as they have a higher level of risk and are impacted to a higher degree by futures price escalation.

  Poor crop conditions and exceptionally high market prices in the 1995 and 1996 harvests in the Company's drawing areas resulted in defaults by some producers on their sale contracts to the Company through non-delivery of grain and non-payment of related accounts receivable. The Company has established reserves for producer defaults as it became aware of problems and has worked with its producers to resolve problem contracts. There are, however, several cases in litigation and/or arbitration. See "Legal Matters". The Company continues to monitor current producer contracts for potential defaults and non-delivery.

  The Company is also monitoring industry-wide litigation and public comment by regulatory agencies on this issue. The Commodity Futures Trading Commission is investigating industry contracting practices including those of the Company. See "Legal Matters".

Competition

  The markets for the Company's products are highly competitive. In the agribusiness industry the Company competes with other grain merchandisers, grain processors and end-users for the purchase of grain, as well as with other grain merchandisers, private elevator operators and cooperatives for the sale of grain. While the Company has substantial market share in the eastern corn belt, many of its competitors are significantly larger and compete in wider markets. In its fertilizer business, the Company competes with regional cooperatives, manufacturers, wholesalers and multi-state retail/wholesale chain store organizations. Many of these competitors also have considerably larger resources than the Company.

  The Company's retail business is highly competitive. The Company competes with a variety of retailers, primarily mass merchandisers and do-it-yourself home centers in its three markets. Some of these competitors are larger than the Company and operate more stores in a wider geographical area.

  The Company's processing and manufacturing group competes with other manufacturers of lawn fertilizer and corn-cob processors. Competition in the railcar marketing business is with financing organizations, railcar manufacturers and railroads.

Absence of Public Market for Debentures; Effect of Interest Rate Changes

  The Company does not intend to list the Debentures on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Company does not expect any trading market to develop. Accordingly, no assurance can be given that any market will develop for the Debentures. If a holder of the Debentures desires to sell, there can be no assurances given that a willing buyer could be found or at what price they might be sold. In addition, increases in general interest rates would adversely affect any market that may develop. See "Description of Debentures".

Subordinated Obligations; Additional Leverage not Restricted

  The Company's obligations under the Indenture are subordinate and junior in right of payment to all senior indebtedness of the Company. The Debentures are of equal rank with other debenture bonds of the Company due through 2007 at interest rates ranging from 6.5% to 8.7%. The Indenture does not limit the Company's ability to incur additional indebtedness or issue other securities which would be senior to the Debentures. See "Description of Debentures".

Call Feature of the Debentures

  The Debentures are redeemable at maturity by the holder for principal plus accrued interest. The Company has the option to call the Debentures at any time, paying principal plus interest at the date that they are called, and, in fact, has done that occasionally. No assurances can be given that the Debentures will not be called prior to their maturity date. A holder of the Debentures has no option to require the company to purchase their Debentures. See "Description of Debentures".

Absence of Debenture Rating

  The Debentures have not been rated by an independent rating organization. The Company has no plans to seek an independent rating at this time.

                                USE OF PROCEEDS

  The offering is not underwritten and no assurance can be given as to the amount of proceeds that may be realized by the Company from this offering or when any such proceeds may be received. The net proceeds from the sale of the Debentures will be used for the payment of current maturities of long-term debt as scheduled. Following are the current maturities as of August 31, 1997 (in thousands):

Debenture bonds, 1997-1998, interest rates ranging from 6.5% to 10% $3,152 Note payable, due quarterly with balance due in 2004, interest
      rate 7.8%                                                         1,592
Note payable, variable rate (6.7% at June 30, 1997), payable quarterly
      with balance due in 2004                                          1,344
Industrial development revenue bonds:
  Due 1999 with annual sinking fund payment, interest rate 6.5%           900
  Due 2004 with annual payments, variable rate (5.7% at June 30, 1997)    881
  Other                                                                   120
               Total                                                   $7,989

  Proceeds received from the sale of Debentures will be used first to retire the previously issued Debentures maturing in the remainder of 1997. This represents $.7 million of the $3.1 million noted above. Secondly, proceeds will be applied to the $0.9 million annual payments due on the industrial development revenue bonds. The quarterly payments on the notes payable and the previously issued Debentures maturing in 1998 will be paid from any additional amounts received.

  If less than $8 million of Debentures are sold, the Company expects to fund its current maturities of long-term debt through cash provided by operations or, if adequate cash is not generated from operations, through borrowings on the Company's various lines of credit. The Company has available short-term lines of credit totaling $250 million used primarily to finance working capital and a long-term revolving line of credit of $20 million. At August 31, 1997, a total of $64 million was drawn on the available lines of credit. Any proceeds in excess of $8 million will be added to working capital. The offering is not conditioned upon the sale of any minimum amount of Debentures.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company in thousands, as of June 30, 1997. No effect has been given in the table below to the receipt of any proceeds from the offering described herein, since the amount of proceeds and when the proceeds will be received is uncertain.

Long-term debt:
  Notes payable                                                 $ 40,189
  Debenture bonds ($2,660 called and retired in August 1997)      17,229
  Industrial development revenue bonds                            10,570
  Other                                                              431
     Total long-term debt                                         68,419

Minority interest                                                    578
Shareholders' equity:
  Common shares                                                       84
  Additional paid-in capital                                      66,659
  Retained earnings                                                6,782
  Treasury stock                                                  (2,263)
     Total shareholders' equity                                   71,262
          Total capitalization                                  $140,259

  See Notes 5, 6, 8, 9 and 11 to the Consolidated Financial Statements for additional information as to the lines of credit, long-term debt, owners' equity, leases and commitments of the Company.

                                 LEGAL MATTERS

          The Company, like others in the agriculture industry, utilizes different types of contracts with producers (including contracts commonly referred to as "Hedged To-Arrive" or "HTA" contracts) to purchase grain. Some grain producers have defaulted or threatened default on certain of these contracts, arguing that their contracts are unenforceable. The Company believes that this is due, in large part, to unprecedented high grain prices experienced in 1996 and in some cases, crop shortages due to poor weather in some of the primary growing areas served by the Company. The Company currently is engaged in litigation and/or arbitration with several defaulting producers, including one purported class action filed on May 16, 1996 in the United States District Court for the Northern District of Illinois, Eastern Division, Case no. 96C2936, Harter, et. al., v. Iowa Grain Company and The Andersons Investment Services Corp., d.b.a. The Andersons, Inc., wherein enforceability of the delivery obligation under certain grain contracts has been raised as an issue. The Harter lawsuit seeks declaratory and injunctive relief and compensatory, exemplary and punitive damages of an unspecified amount. The Court, in Harter, ordered arbitration by the National Grain and Feed Association and dismissed Iowa Grain Company as a defendant. The Company currently has several arbitration cases before the National Grain and Feed Association. The Company has also received several favorable rulings in the arbitration proceedings. The Company believes its grain contracts are enforceable obligations and intends to enforce them. Although no assurance can be given that the current litigation and arbitration will not result in liability or loss, the Company continues to believe that it has valid claims and defenses in the lawsuits and proceedings in which it is involved.

     Pursuant to subpoenas duces tecum served by the Commodities Futures Trading Commission (the "CFTC"), the Company has produced certain records, including names and phone numbers of certain customers, and the depositions of certain employees and former employees have been taken in the matter of "Certain Transactions and Practices Among Grain Elevators, et. al., Involving Futures Contracts."

 In light of the Company's current and prior use of Hedged To-Arrive contracts, related industry-wide litigation, and current conditions of the industry as a whole, there can be no assurance that other litigation will not be brought, that a class will not be certified or that other CFTC proceedings will not be instituted. There currently is no reasonable basis to predict the amount of future liability or loss, if any, that may arise from such litigation or CFTC proceedings.

                           DESCRIPTION OF DEBENTURES

  The Debentures offered hereby are to be issued under an Indenture, dated as of October 1, 1985, as supplemented by a Fifteenth Supplemental Indenture, dated as of January 2, 1996, between the Company (previous Supplemental Indentures were with the Partnership) and Fifth Third Bank, as Trustee (the "Trustee"). Under the Fifteenth Supplemental Indenture the current successor Company assumed all Partnership obligations under the Indenture, including the payment of principal and interest on the previously issued debentures. Except for the rate of interest and years to maturity, the terms and conditions of the Debentures, including all debentures previously issued under the Indenture, are identical. The following summaries of certain provisions of the Indenture are not complete definitions and are subject to and qualified by reference to all the provisions of and definitions in the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever particular Sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms shall be incorporated herein by reference.

General

  The Debentures are not limited in principal amount by the Indenture either in the aggregate or as to any series. The Debentures will be unsecured direct obligations of the Company and any successor entities. In this connection, the Indenture provides that the Company shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any corporation or other entity or person, unless the successor expressly assumes, by a supplemental indenture, the due and punctual payment of the principal of, and interest on, all outstanding debentures issued under the Indenture, including the Debentures. Due and punctual payments of principal and interest were assumed by the Company on all of the outstanding debentures of the Partnership as part of the Fifteenth Supplemental Indenture and the merger.

  Although it has no present plans, understandings or arrangements, the Company may in the future, in order to meet capital requirements, issue unsecured debt, which by its terms would be senior to the Debentures. Upon any insolvency or bankruptcy proceedings, or any other receivership, liquidation, reorganization or similar proceedings, the holders of any such senior debt, or of any secured debt of the Company would be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment of principal or interest on the Debentures. The Indenture contains no restriction against the issuance by the Company of additional indebtedness, including unsecured debt senior to the Debentures, or secured debt. The Debentures are of equal rank with other debenture bonds of the Company due through 2006 at interest rates ranging from 6.5% to 8.7%. See Note 6 of the Notes to the Consolidated Financial Statements with respect to the Company's secured borrowings.

  The Indenture contains no minimum working capital, current ratio or other such requirements, or any protective provisions in the event of a highly leveraged transaction. No such transactions are contemplated.

  The Debentures will be issued as of the first of the month next following the month in which payment for the Debentures is received by the Company. The Debentures offered hereby will be due five years or ten years from their Original Issue Date, subject to the right of the Company to redeem the Debentures at any time by payment of the principal amount plus accrued interest to the date of redemption (Section 1101) and will bear interest at the rate per annum shown on the front cover of this Prospectus, payable annually, commencing one year from their Original Issue Date, to the holder of record at the close of business on the fifteenth day next preceding the Interest Payment Date. (Section 301.) Principal and interest will be payable, and the Debentures will be transferable, at the office of the Trustee, Corporate Trust Services, Mail Drop 1090D2, 38 Fountain Square Plaza, Cincinnati, Ohio, 45263, provided that any payment of interest or principal may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears on the Debenture Register. (Sections 301 and 307.)

  The Debentures will be issued only in fully registered form without coupons in denominations of $1,000 or any multiple thereof. (Section 302.) No service charge will be made for any transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305.) The debentures do not carry a CUSIP number.

  Debentures may be issued in series from time to time upon the written order of the Company in such aggregate principal amount as is authorized by the Board of Directors of the Company. (Section 311.) The Debentures do not provide for any sinking fund.

Modification and Waiver

  Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Debentures, and, in case one or more but less than all the series of Debentures issued under the Indenture are so affected, of at least 66 2/3% in principal amount of the Debentures of each series affected thereby consenting as a separate class. No such modification or amendment may, without the consent of the holder of each Debenture affected thereby, (a) change the stated maturity date of the principal of, or any installment of interest on, any Debenture; (b) reduce the principal amount of, or the interest on, any Debenture; (c) change the place or currency of payment of principal or interest on any Debenture; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture; (e) reduce the above-stated percentage of holders of Debentures necessary to modify or amend the Indenture; or (f) modify the foregoing requirements or reduce the percentage of outstanding Debentures necessary to waive any past default to less than a majority. The holders of 66 2/3% in principal amount of the outstanding Debentures may waive compliance by the Company with certain restrictions. (Sections 902 and 1006.)

Events of Default

  The following will be events of default: (a) failure to pay principal when due; (b) failure to pay any interest when due, continued for 30 days; (c) failure to perform any other covenant of the Company, continued for 60 days after written notice; and (d) certain events in bankruptcy, insolvency or reorganization. The Trustee may withhold notice to the holders of Debentures of any default (except in the payment of principal or interest) on the Debentures if it considers such withholding to be in the interests of the holders. (Section 501 and 602.)

  If a default shall happen and be continuing, either the Trustee or the holders of at least 25% in principal amount of the Debentures may accelerate the maturity of all outstanding Debentures, and prior to acceleration of maturity of the Debentures, the holders of a majority in principal amount may waive any past interest. The holders of a majority in principal amount of the outstanding Debentures may waive a default resulting in acceleration of the Debentures, but only if all defaults have been remedied and all payments due (other than by acceleration) have been made. (Sections 502 and 513.)

  Each holder of a Debenture has the unconditional right to receive the payment of principal and interest when due and to institute suit for the enforcement of such payment. (Section 508.)

The Trustee

  Subject to provisions relating to its duties in the case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless such holders have offered to the Trustee reasonable indemnity. (Section 603.) Subject to such provisions for indemnification, the holders of a majority in principal amount of the outstanding Debentures will be entitled to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. (Section 512.)

  The Company is required to furnish to the Trustee annually a statement as to performance or fulfillment of covenants, agreements or conditions in the Indenture and as to the absence of default. (Section 1004.)

                              PLAN OF DISTRIBUTION

  This offering of Debentures is not underwritten. There can be no assurance that any minimum amount of Debentures will be sold pursuant to the offering contemplated hereby. The Debentures are being sold by the Company for its own account and no commissions or remuneration will be paid for any selling activities in connection with the sale of the Debentures contemplated hereby.

                                 LEGAL MATTERS

  The legality of the Debentures offered hereby and matters with respect to Ohio law have been passed on by Beverly J. McBride, Esq., Vice President, General Counsel and Secretary of the Company. Beverly J. McBride holds 39,099 common shares of the Company as well as options to purchase an additional 6,260 common shares.

                                    EXPERTS

  The consolidated financial statements of The Andersons, Inc., incorporated by reference in The Andersons, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
               __________________________________________________

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Debentures to which it relates or an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that information contained herein is correct at any time subsequent to its date. The Registrant will comply with its obligations under applicable securities laws to file and deliver any necessary supplement to this prospectus.


                             SUBSCRIPTION AGREEMENT
           FOR 7.7% TEN-YEAR DEBENTURES AND 7.0% FIVE-YEAR DEBENTURES OF
                               THE ANDERSONS, INC.

   (I)(We) hereby subscribe for:

       ______________________________ multiple(s) of 7.7% Ten-Year Debentures

       ______________________________ multiple(s) of 7.0% Five-Year Debentures of The Andersons, Inc. at face value. Each multiple is $1,000. Herewith find $_________________ in full payment thereof.

     The Debentures should be registered and issued in the following mode of ownership: (ONLY ONE MODE OF OWNERSHIP MAY BE SELECTED)

1.   ______________________ an individual.
          (Name)

2.   ______________________ and ______________________ as joint tenants with
          (Name)                        (Name)         right of survivorship
                                                       and not as tenants
                                                       in common.

3.   ______________________ and ______________________ as tenants in common.
          (Name)                        (Name)

4.   ______________________ as custodian for ___________________ under the
          (Name)                                   (Name)       Uniform Gifts
                                                                to Minors Act,
                                                                as applicable.

5.   ______________________ trustee for ____________________.
          (Name)                               (Name)

     Trust Name ___________________  Date of Trust ______________

6.   ______________________ TOD __________________ subject to STA TOD Rules.
          (Name)                     (Name)

     I acknowledge receipt of a copy of the current Prospectus of The Andersons, Inc. with respect to the offering of the above Debentures subscribed for hereby which will be issued, and interest will begin to accrue, as of the first day of the month following the month in which payment of the Debentures has been received by The Andersons, Inc. Under the penalties of perjury, I certify that the information listed below is true, correct and complete.

Dated __________________________   Signed _______________________________


                                   Signed _______________________________


     Please print name, address, social security number and telephone number of registered owner(s).

     _________________________________  ___________________________________
                   (Name)                             (Name)
     _________________________________  ___________________________________
                  (Street)                           (Street)
     _________________________________  ___________________________________
          (City, State, Zip Code)             (City, State, Zip Code)
     _________________________________  ___________________________________
         (Social Security Number or          (Social Security Number or
           Federal I.D. Number)                 Federal I.D. Number)
     _________________________________  ___________________________________
       (Area Code)(Telephone Number)        (Area Code)(Telephone Number)

Make check payable to: The Andersons, Inc.  You are required to complete the W-
                                              9 Form on the reverse side of
Mail to:  The Andersons, Inc.,                this subscription.
Assistant Treasurer,
PO Box 119, Maumee, Ohio 43537

                                    W-9 Form
                           Important Tax Information

We ask that you complete this substitute form W-9, sign in the space provided, and return it, with the subscription agreement to: The Andersons, Inc.
                                                   PO Box 119
                                                   Maumee, Ohio 43537

A) Is your name and address correct on the preceding subscription form? _____ Yes _____ No (If No, please correct it on the subscription agreement.)

B) Taxpayer Identification Number (TIN). - Enter your TIN in the space provided below:

Employer Identification Number ___ ___ - ___ ___ ___ ___ ___ ___ ___
                            -OR-
 Social Security Number ___ ___ ___ - ___ ___ - ___ ___ ___ ___

C)  Please check the appropriate box:     [] Individual / Sole Proprietor
                                          [] Corporation
                                          [] Partnership
                                          [] Other ____________

D)  Certification:  Under penalties of perjury, I certify that:

     1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

     2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature: _________________________ Title:__________________ Date: _______